AB

RECEIVED
FEB 28 2003
207
SEC MAIL PROCESSING SECTION
WASH, D.C.

SECURITIES [illegible] SION
03014201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmReit Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Greenway Plaza, Suite 824
(No. and Street)

Houston (City) TX (State) 77046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad C. Braun (713) 850-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chad C. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmReit Securities Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-None-

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AmREIT SECURITIES COMPANY

Financial Statements

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
AmREIT Securities Company

We have audited the accompanying statement of financial condition of AmREIT Securities Company (a wholly owned subsidiary of AmREIT, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmREIT Securities Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
February 19, 2003

AmREIT Securities Company
(A wholly owned subsidiary of AmREIT Realty Investment Corporation)

Statement of Financial Condition
December 31, 2002

ASSETS	
CASH	$54,274
PREPAID ASSETS	3,144
TOTAL	$57,418
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES – Accounts payable and accrued liabilities	$28,632
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY:	
Common stock, 1,000 shares issued, authorized and outstanding, $.01 par value	10
Additional paid in capital	42,578
Accumulated deficit	(13,802)
Total stockholder's equity	28,786
TOTAL	$57,418

See notes to financial statements.

AmREIT Securities Company
(A wholly owned subsidiary of AmREIT Realty Investment Corporation)

Statement of Operations
Year Ended December 31, 2002

REVENUE – Commission income	$ 846,893
EXPENSES:	
Commissions	653,034
Regulatory and membership fees	1,731
Professional and legal	13,946
Management fees	165,539
Federal income tax expense	3,103
Other	827
Total expenses	838,180
NET INCOME	$ 8,713

See notes to financial statements.

AmREIT Securities Company
(A wholly owned subsidiary of AmREIT Realty Investment Corporation)

Statement of Cash Flows
Year Ended December 31, 2002

OPERATING ACTIVITIES:	
Net income	$ 8,713
Adjustments to reconcile net income to net cash provided by operating activities – change in operating assets and liabilities:	
Prepaid assets	(2,124)
Accounts receivable	36,225
Accounts payable and accrued liabilities	(15,500)
Net cash provided by operations activities and net increase in cash	27,314
NET INCREASE IN CASH	27,314
CASH, BEGINNING OF YEAR	26,960
CASH, END OF YEAR	$ 54,274

See notes to financial statements.

AmREIT Securities Company
(A wholly owned subsidiary of AmREIT Realty Investment Corporation)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
	SHARES	AMOUNT			
BALANCE, JANUARY 1, 2002	1,000	$10	$42,578	$(22,515)	$20,073
Net Income				8,713	8,713
BALANCE, DECEMBER 31, 2002	1,000	$10	$42,578	$(13,802)	$28,786

See notes to financial statements.

Notes to Financial Statements
Year Ended December 31, 2002

1. NATURE OF OPERATIONS

AmREIT Securities Company (ASC) was incorporated in the state of Texas in February 1999, and commenced operations on March 5, 1999. ASC received approval for broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and commenced operations as a broker-dealer on June 15, 1999.

ASC is a wholly-owned subsidiary of AmREIT Realty Investment Corporation (ARIC) and was established exclusively to distribute security commissions generated through direct participation programs and private placement activities conducted by affiliated limited partnerships. Accordingly, ASC carries no customer accounts, cash, or securities in connection with such transactions and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(i) of that rule.

The accompanying financial statements include the accounts of ASC, on an individual basis. All material affiliate balances and transactions have been disclosed as indicated in the notes to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash – Cash consists of demand accounts with financial institutions.

Commissions – Commission income approximates 10.5% of investment contributions received by affiliated limited partnerships in corporate securities offerings. All commissions are subject to moderate discretion determined by ARIC.

Income Taxes – ASC is a wholly owned subsidiary of ARIC and is included in the Federal income tax return filed by ARIC. Federal income taxes are accounted for under the asset and liability method. ASC has recorded a $3,103 Federal income tax expense based on its contribution of taxable income to the consolidated tax return filed by ARIC. $3,103 has been recorded as a payable to ARIC at December 31, 2002 in conjunction with the Federal income tax expense, and is included in the accounts payable and accrued liabilities at December 31, 2002.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America includes management's estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

At December 31, 2002, the Company had no liabilities subordinated to the claims of general creditors.

4. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2002, ASC recognized commission income of $846,893 related to security offerings conducted by AmREIT Income & Growth Fund, Ltd. Commission expense of $653,034 was distributed to unaffiliated National Association of Securities Dealers, Inc. registered broker dealers.

For the year ended December 31, 2002, ASC recorded management fee expense of $165,539, which was paid to a related party, ARIC, in conjunction with the management agreement entered into in October 2001. The management agreement provides that ARIC will provide for the day to day operations including financial services, bookkeeping, record keeping, clerical services, required office space and equipment, compliance with reporting and other regulatory obligations, marketing and sales activities research and analysis and legal and accounting services. The management fee is calculated as 95% of the pre-management fee net income, and is paid to ARIC on a monthly basis. At December 31, 2002, $18,648 is due to ARIC and included in accounts payable and accrued liabilities.

5. NET CAPITAL REQUIREMENTS

ASC is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission. At December 31, 2002, ASC had net capital, as defined, of $25,642, which was $20,642 in excess of its required net capital of $5,000.

****

Schedule 1

AmREIT Securities Company
(A wholly owned subsidiary of AmREIT Realty Investment Corporation)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Act of 1934
Year Ended December 31, 2002

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity from statement of financial Condition	$ 28,786
Deductions – non-allowable assets – prepaid assets	3,144
NET CAPITAL	25,642
CAPITAL REQUIREMENT:	
MINIMUM CAPITAL REQUIRED (GREATER OF $5,000 OR 1/15 OF AGGREGATE INDEBTEDNESS)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 20,642
TOTAL AGGREGATE INDEBTEDNESS –	
Liabilities (from statement of financial condition)	$ 28,632
NET CAPITAL AS ABOVE	$ 25,642
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.12 to 1

No material differences exist between amounts above, which are based on the audited financial statements, and the amounts included in ASC's un-audited FOCUS Report Part II as of December 31, 2002. Therefore, no reconciliation is deemed necessary.

See accompanying independent auditors' report.

AmREIT Securities Company
(A wholly owned subsidiary of AmREIT Realty Investment Corporation)

Computation for Determination of Reserve Requirements under Rule 15c3-3

December 31, 2002

The Company is exempt from the reserve requirements and the related computations for determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of AmREIT Securities Company".

During the year ended December 31, 2002, the Company maintained compliance with the exemptive provisions of paragraph (k) (2) (i) of Rule 15c3-3

See accompanying independent auditors' report.

AmREIT Securities Company
(A wholly owned subsidiary of AmREIT Realty Investment Corporation)

Information for Possession or Control
Requirements under Rule 15c3-3

December 31, 2002

	Market Value	Number Of Items
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2002 for which instructions to reduce to possession or control had been issued as of December 31, 2002 but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See accompanying independent auditors' report.

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
AmREIT Securities Company

In planning and performing our audit of the financial statements and supplemental schedule of AmREIT Securities Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Houston, Texas
February 19, 2003